UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On December 17, 2024 DigiAsia Corp. (the “Company”), received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) regarding a failure to meet Nasdaq's minimum bid price requirements. The Notification Letter advised that for the last 30 consecutive business days, from November 1, 2024 through December 16, 2024, the minimum closing bid price per share for the Company's ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2).

The Notification Letter has no immediate effect on the listing or trading of the Company's ordinary shares on the Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until June 16, 2025, to regain compliance with the minimum bid price requirement, during which time the Company's ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time during this 180-day period, or before June 16, 2025, the closing bid price of the Company's ordinary shares is at least USD$1.00 per share for a minimum of ten (10) consecutive business days, the Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and the matter will be closed. In the event the Company does not regain compliance by June 16, 2025, the Company may be eligible for additional time to regain compliance, if the Company provides written notice of its intention to cure the deficiency during the second compliance period (including by effecting a reverse stock split, if necessary) and is in compliance with the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. If it appears to the staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq will provide notice that its securities will be subject to delisting, and the Company may appeal such determination to a hearing panel.

The Company intends to monitor the closing bid price of its ordinary shares between now and June 16, 2025. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements towards the end of the first compliance period, the Company's board of directors will consider options that may be available to achieve compliance.

The Company published a press release on this development on March 14, 2025, a copy of which is being furnished as an exhibit to this report.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “aims,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations. The Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Financial Statements and Exhibit

Exhibits

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated March 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp.
(Registrant)

March 19, 2025	By:	/s/ Subir Lohani
	Name:	Subir Lohani
	Title:	Chief Financial Officer and Chief Strategy Officer

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